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 **Sit Mutual Funds**

Sit Large Cap Growth Fund

Looking for a competitive large cap fund?

Check out the Sit Large Cap Growth Fund's fact sheet or the March 31, 2023, Lipper percentile rankings (below).

Sit Large Cap Growth Fund (SNIGX) Lipper Rankings

Lipper Classification: Large-Cap Growth Funds

	1 Year	3 Years	5 Years	10 Years
Percentile Rank in Class	16th	12th	21st	46th
# of Funds in Class	613	611	596	506

Did you know…

Sit Investment Associates was named the number 1 Taxable Bond Fund firm

in Barron's magazine's "Best Fund Families of 2022".

For more information, please reach out to us.

Keith McFadyen	**Conner Murnighan**
Director – Investment Advisory	*Director – Investment Advisory*
(630) 235-0065	(312) 550-5809
krm@sitinvest.com	fcm@sitinvest.com

FUND OBJECTIVE AND STRATEGY

The Fund seeks to maximize long-term capital appreciation.

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

DISCLOSURE

Lipper is not affiliated with the Sit Mutual Funds or their manager, Sit Investment Associates, Inc. Lipper ratings for Total Return reflect funds' historical return performance relative to peers. Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers. Lipper ratings do not take into account the effects of sales charges. Ratings are based on an equal-weighted average of percentile ranks for each measure over 1, 3, 5, and 10-year periods (if applicable). A percentile rank is a percentage value between one and 100 percent assigned to each fund in its respective category. The top percentile (1) is designated as better performing whereas the bottom percentile (100) is the worst performing. The Sit Mutual Funds or Sit Investment Associates, Inc. does not pay for the Lipper rankings. From ©2023 Refinitiv Lipper.

The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Past performance is no guarantee of future results. For performance information of any Sit Mutual Fund current to the most recent month-end, visit our website at www.sitfunds.com. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Investments are subject to risks, including the possible loss of principal. Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. Read the prospectus carefully before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Barron's

Barron's 2022 Annual Taxable Bond Fund Ranking is based on 49 qualifying actively managed U.S. fund families. Rankings are asset-weighted and based on relative one-year performance, before fees and sales loads, across a range of categories. Each fund's performance is measured against all other funds in its Refinitiv/Lipper category. Source: "Barron's Best Fund Families", February 16, 2023.